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                                  EXHIBIT 2.3
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           NEWS BULLETIN                    RE:
              FROM:                                ESCALON MEDICAL CORP.

THE FINANCIAL RELATIONS BOARD                      351 East Conestoga Road
-----------------------------                      Wayne, PA 19087
       BSMG WORLDWIDE                              (Nasdaq: ESMC)

--------------------------------------------------------------------------------
FOR FURTHER INFORMATION:

      AT ESCALON MEDICAL CORP.:          AT THE FINANCIAL RELATIONS BOARD:
      Richard J. DePiano                 Alison Ziegler - General Info.
      Chairman and CEO                   Marty Gitlin - Media Info.
      610/688-6830                       212/661-8030

      FOR IMMEDIATE RELEASE
      August 13, 1999

                  ESCALON MEDICAL CORPORATION ANNOUNCES SALE OF
                ADATOSIL(R)5000 SILICONE OIL DISTRIBUTION RIGHTS

       EXPECTS TO REPORT CONTINUED PROFITABILITY IN FISCAL FOURTH QUARTER

WAYNE, PA -- AUGUST 13, 1999 -- Escalon Medical Corporation (Nasdaq: ESMC) today announced the transfer of its license and distribution rights for Adatosil(R)5000 Silicone Oil, as well as all related inventory, back to the licensor, Bausch & Lomb Surgical, Inc.

Escalon will receive a cash payment of approximately $2.1 million for the license, distribution rights and inventory of Adatosil(R) Silicone Oil, which will be received in four equal payments over the next four quarters. Escalon will also continue to receive additional consideration based on future sales of Adatosil(R). Adatosil(R) Silicone Oil represented approximately 55% of Escalon Medical's sales in fiscal 1999.

"The divestiture of Adatosil(R) Silicone Oil furthers Escalon Medical's strategy to focus on products that it owns, such as the recently acquired vascular access business, or controls the rights to, such as Ocufit SR(R) and povidone-iodine 2.5%," said Chairman and Chief Executive Officer, Richard J. DePiano.

Mr. DePiano continued, "Going forward, although the sale of Adatosil(R) will initially result in a significant decline in our revenue base, at a minimum, it should have a neutral effect on our bottom line and will produce a stream of cash flow due to expected future cash payments from Bausch & Lomb as well as lower inventory and receivable balances. More importantly, we expect to use the cash we receive in the transaction to continue to invest in profitable niche products and markets where

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Escalon Medical Corp.
Page 2

Escalon can become a leader. By diversifying our target markets and focusing less on distributed products and more on products that we own, we should be able to continue to grow our business and provide the necessary funding for our promising R&D programs."

Mr. DePiano concluded, "Having recently completed our fiscal fourth quarter on June 30, we expect to report that revenues for the full year increased in excess of 25% to approximately $7.5 million. In the fourth quarter, revenues of approximately $2.0 million benefited from our recently acquired vascular access business, which more than replaced the decline in revenues due to the sale of Betadine(R)5% earlier in the year. We look forward to reporting Escalon's continued profitability in the weeks ahead."

Founded in 1987, Escalon develops, markets and distributes ophthalmic surgical and pharmaceutical products as well as vascular access devices, which provide a base of positive cash flow to fund a targeted research and development effort. The Company utilizes strategic partnerships to help finance its development programs and is also seeking acquisitions to further diversify its product line to achieve critical mass in sales and take better advantage of the Company's distribution capabilities. Escalon has headquarters in Wayne, Pennsylvania and manufacturing operations near Milwaukee, Wisconsin.

Note: This press release contains statements that are forward-looking, including statements about the Company's future prospects. They are based on the Company's current expectations and are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include whether the Company is able to improve upon the operations of the vascular access business, continue to make gains in its research and development programs as well as general economic conditions. Further information about these and other relevant risks and uncertainties may be found in the Company's report on Form 10-K, and its other filings with the Securities and Exchange Commission, all of which are available from the Commission as well as other sources.

           To receive additional information on ESCALON MEDICAL CORP., via fax, at no charge,
                     dial 1-800-PRO-INFO and enter code ESMC.

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